UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Esterline Technologies Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

297425100

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,338,237

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,338,237

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,338,237

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.58%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,418,844

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,418,844

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,418,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.60%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 734,566

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 734,566

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,566

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.38%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,338,237

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,338,237

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,338,237

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.58%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,338,237

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,338,237

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,338,237

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.58%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the first amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 24, 2012 (the “Statement”) with respect to the common stock, $0.20 par value (the “Shares”), of Esterline Technologies Corporation (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The Reporting Persons purchased an aggregate of 2,338,237 Shares for total consideration (including brokerage commissions) of $130.8 million derived from their working capital.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:

On December 13, 2012, the Board of Directors (the “Board”) of Esterline Technologies Corporation (“Issuer”) increased the size of the Board from nine (9) to eleven (11) directors and elected Scott E. Kuechle and Henry W. (Jay) Winship to serve as directors of Issuer effective immediately, as announced in the Issuer’s Form 8-K filed on December 18, 2012.  Mr. Winship is a principal of Relational Investors LLC.

The Issuer entered into a letter agreement (the “Letter Agreement”), dated December 13, 2012, with Relational Investors LLC (“Relational”) and certain affiliates of Relational, including Mr. Winship (collectively, the “Relational Group”), pursuant to which Mr. Winship was elected to the Board of Directors and appointed to the Compensation Committee and Strategy & Technology Committee of the Board. Pursuant to the terms of the Letter Agreement, Mr. Winship was appointed to the class of directors whose term expires at the 2014 annual stockholders meeting and thereafter the Board has the discretion to re-nominate Mr. Winship for election at the 2014 annual meeting. During the term of the Letter Agreement, Relational and its affiliates will vote in favor of the election of each nominee to the Board that has been nominated by the Board and, with respect to other matters subject to a stockholder vote, either (i) abstain from voting its Voting Securities (as defined in the Letter Agreement) of Issuer, (ii) vote in favor of the matter or (iii) vote in accordance with the Board’s recommendation on the matter.

The Letter Agreement also contains customary standstill provisions, including, among others, that no member of the Relational Group will: (a) make, participate in or encourage a solicitation of proxies; (b) initiate, propose or otherwise solicit any stockholder proposals; (c) seek election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board (other than Mr. Winship), or seek the removal of any member of the Board; (d) act alone or in concert with others to control or influence or seek to control or influence the management, Board or policies of Issuer; (e) participate in, or take any action pursuant to, any “stockholder access” proposal; (f) own or seek to own more than 9.9% of the outstanding Voting Securities of Issuer; (g) make any public statement or public disclosure regarding any intent, purpose, plan or proposal relating to the Board, Issuer, its management, affairs or policies or any of Issuer’s securities or assets; or (h) seek, propose or make any statement with respect to any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or other extraordinary transaction involving Issuer. The Letter Agreement will terminate on the earlier of (x) if Issuer determines not to nominate Mr. Winship for election as a director at the 2014 annual stockholders meeting, the 60th day prior to the last day of the advance notice period for director nomination for the 2014 annual stockholders meeting and (y) the earlier of (A) the 45th day after the first day on which Mr. Winship is no longer a member of the Board and (B) the 60th day prior to the last day of the advance notice period for director nominations for the 2017 annual stockholders meeting. In addition, Mr. Winship agreed to tender his resignation from the Board within five (5) business days of the Relational Group holding less than 2% of Issuer’s outstanding common stock or a breach of the Letter Agreement by a member of Relational Group, including Mr. Winship.  If Mr. Winship becomes unable to serve as a director of Issuer due to death or disability or ceases to serve as a principal (or similar executive position) of Relational, Relational is entitled to designate Ralph V. Whitworth to serve as a director in place of Mr. Winship, provided such designation is reasonably acceptable to Issuer.

A copy of the Letter Agreement is included as an Exhibit 3 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)           As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 2,338,237 Shares, constituting approximately 7.58% of the outstanding Shares.  The percentage of Shares owned is based upon 30,857,658 Shares reported to be outstanding on August 28, 2012, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 27, 2012.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	184,827	0.60%	Sole
MC I	1,418,844	4.60%	Sole
MC II	734,566	2.38%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 184,827 Shares that are owned by it and the Managed Accounts. Additionally, RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 2,153,410 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) See item (a) above.
(c) Not applicable.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit 3: Letter Agreement among Issuer, Relational and Certain affiliates of Relational, dated as of December  13, 2012 (incorporated by reference to Exhibit 99.1 to Issuer’s Current Report on Form 8-K dated December 18, 2012)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2012

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder